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                                   AGREEMENT     {Officers}


     This agreement, dated as of June 1, 1996 (Agreement), between Norfolk Southern Corporation (Corporation) and _____________ (1) memorializes your entitlement to certain rights and benefits hereinafter detailed that mature upon, and only upon, your Termination (this and other terms not defined in the text are defined in Attachment A hereto) following a Change in Control and your commitment not to engage in Competing Employment for certain periods; (2) absent such Termination, is not intended to affect, and shall not be construed as affecting, the compensation and benefits you are entitled to receive; and (3) is not under any circumstances a contract or guarantee of employment with the Corporation. Moreover, upon the happening of such conditions, your rights under any and all employee retirement income or welfare benefit policies, plans, programs or arrangements of the Corporation in which you participate shall be governed by the terms thereof and, except as herein expressly provided, shall not be enlarged hereunder or otherwise affected hereby.

     The Agreement's terms and protections reflect the Corporation's beliefs that, in the event of a potential Change in Control, (1) the best interests of its stockholders require management focus and continuity; and (2) such focus and continuity will be enhanced by providing economic protection to officers and other key employees whose employment is most likely to be affected adversely by such a change. At the recommendation of its Compensation and Nominating Committee (Committee), which is composed entirely of non-employee directors, the Board of Directors of the Corporation (Board) has directed the Corporation to offer this Agreement to you.

     As consideration for the Corporation's offer of this Agreement, and by your acceptance of it, you hereby covenant and agree as follows:

(i) for the three-year period that begins on the date of this Agreement, you will engage in no Competing Employment (provided, however, that if (a) prior to a Change in Control your employment with the Corporation is terminated for Cause or because of your inadequate performance of assigned duties or for other similar reasons - each as determined by the Corporation's chief legal officer serving at the time - or (b) your Termination Date is within such three-year period, the restriction imposed by this subparagraph (i) shall cease to apply as of your Termination Date), and your undertaking in this respect may be enforced by appropriate court orders and decrees, including without limitation those calling for injunctions and specific performance;

(ii) in the event you (a) are Terminated following a Change in Control and (b) accept any benefits provided for in Article III or Article IV of this Agreement, you will engage in no Competing Employment for the one-year period that begins on your Termination Date;

(iii) you waive, forego and otherwise renounce, on your behalf and that of any individual or organization that does or may claim through you, any and all benefits (including without limitation any prior notice of agreement termination therein provided) to which you may or would be entitled under and

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by virtue of any other agreement, including amendments and supplements thereto, as in effect on the date hereof between you and the Corporation affording you benefits in the event of your Termination, with the result that all and any such agreements, from and after the date hereof, shall have no force and effect; and

(iv) if, prior to a Change in Control, a modification in the nature of your responsibilities with the Corporation (Reassignment) results in a change in the maximum percen-tage of your salary that may be earned as incentive compensation (Participation Level), upon the effective date of your Reassignment (Reassignment Date), you will become and be eligible to receive only those benefits following a Change in Control as are other individuals at the Participation Level applicable to your new position, provided, however, that the three-year period provided for in subparagraph
(i) above shall not be extended because of your Reassignment; the Corporation hereby undertakes to furnish you a new agreement or to furnish an amendment or supplement to this Agreement, to reflect your changed benefits, but its failure or omission to do so shall not affect the benefits to which, under this subparagraph (iv), you are entitled upon and after such Reassignment Date.


I.   Effective Date and Term

     The Agreement is effective and its term (Term) begins on the date hereof; its Term ends (provided, however, that the three-year prohibition on engaging in Competing Employment that begins on the date of this Agreement, including the exceptions, set out in subparagraph (i) of the third paragraph of the preamble shall continue to apply) on the earliest of:

(i) the date, prior to a Change in Control, you cease to be an employee of the Corporation;

(ii) the date, prior to a Change in Control, you cease to be eligible to participate in the Corporation's Executive Management Incentive Plan or Management Incentive Plan, or any successor plan[s] or program[s]; and

(iii) the date, prior to a Change in Control, that is twenty-four (24) months after you or the Corporation gives notice to the other of the termination of this Agreement, provided, however, that if a Change in Control occurs during the Term hereof, this Agreement shall terminate after a period of twenty-four (24) months, beginning on the first day of the month next following the month in which the Change in Control occurs (such period - plus the portion of the month, following the Change in Control, in which the Change in Control occurs - the Change in Control Period).

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II.  Binding on Successors

     The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization, share exchange or otherwise) to all or substantially all of the business and/or assets of the Corporation (Successor; and such result, Succession) by agreement, in form and substance satisfactory to the Corporation's chief legal officer or his designee(s), serving immediately prior to the Change in Control, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Corporation would have been required to perform it had no such Succession occurred. This Agreement shall be binding upon and inure to the benefit of the Corporation and any Successor (and, from and after any such Succession, that Successor shall be deemed the "Corporation" for purposes of this Agreement), but otherwise the Corporation shall not assign or transfer any of its rights, or delegate any of its duties or obligations, hereunder.

III. Protection Afforded by the Agreement During the Change in Control Period

     Except as limited by subparagraph (ix) concerning retirement, in the event of your Termination during the Change in Control Period, the Corporation shall (1) pay you within ten (10) business days after your Termination Date the amounts indicated in subparagraphs (i), (ii), (iii), (iv) and (vii); (2) continue to provide the Additional Benefits detailed in subparagraph (v); (3) timely pay, afford or deliver the other amounts, credits or instruments called for in subparagraphs (vi) and (viii); and (4) pay and provide the Tax Assistance Payments and other benefits defined and called for herein:

(i) Severance Pay. In lieu of, and in full satisfaction of any and all claims you have or may have thereafter to receive cash compensation or awards under or otherwise to participate in or under any feature of any compensation policy, plan, program or arrangement of the Corporation, you shall receive a lump-sum payment (Severance Pay) equal to three (3) times the sum of:

(a) an amount equal to your Base Pay (determined in accordance with Item (D)(ii) in Attachment A); and

(b) an amount equal to your Incentive Pay (determined in accordance with Item (L) in Attachment A).


(ii)  Long-Term Compensation

(a) Performance Share Unit Equivalent. In lieu of your having any entitlement (which entitlement, upon your receipt of the benefit herein provided, hereby is waived in full) to receive unearned Performance Share Units (as that term is defined in the Norfolk Southern Corporation Long-Term Incentive Plan, or successor plan[s] or program[s])that you have been awarded and as to which a performance cycle has not been completed on your Termination Date, you shall receive for each incomplete cycle a cash payment

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equal to the Performance Share Unit Equivalent (determined in accordance with
Item N in Attachment A).

(b) Option Equivalent. Except in the case of persons at the time subject to Section 16 of the Securities Exchange Act of 1934 (Officers), for each option granted to you by the Corporation which on your Termination Date is exercisable but remains unexercised (and by its terms, no longer can be exercised), you shall receive a cash payment equal to the Option Equivalent (determined in accordance with Item M in Attachment A). To protect and assure to the full extent practicable the intended value of options exercisable at the time by Officers, effective on the date Notice of Termination (for reasons other than Cause) is given, any requirement contained in any agreement(s) between such Officer and the Corporation that such Officer exercise an option only during a specified period (other than any provision concerning the date on which the option first is or becomes exercisable) hereby is waived.

(c) Accelerated Dividend Equivalent. As to each option, performance share unit or other instrument you hold on the date Notice of Termination (for reasons other than Cause) is given as to which the right to receive dividend equivalents then exists, you shall receive an amount equal to the Accelerated Dividend Equivalent (determined in accordance with Item A in Attachment A), provided, however, that the Corporation's obligation to make the payment herein provided for shall mature on your Termination Date.

    (iii) Deferred Compensation Equivalent. In lieu of your having any entitlement to receive payments under the terms of the Officers' Deferred Compensation Plan (or any successor plan[s] or program[s]), which entitlement, upon your receipt of the benefit herein provided, hereby is waived in full, you shall receive an amount equal to the Deferred Compensation Equivalent (determined in accordance with Item J in Attachment A).

(iv) Vacation Equivalent. In lieu of your having any entitlement to receive payments or other compensation for vacation to which you would have been or might have become entitled in and following the year that includes your Termination Date, which entitlement, upon your receipt of the benefit herein provided, hereby is waived in full, you shall receive an amount equal to the Vacation Equivalent (determined in accordance with Item T in Attachment A).

(v) Additional Benefits. For the thirty-six (36) months next following your Termination Date, the Corporation shall arrange to provide you with Additional Benefits substantially similar to those you were entitled to receive immediately prior to your Termination Date (and if and to the extent that such benefits shall not or cannot be paid or provided under any policy, plan, program or arrangements of the Corporation for whatever reason, the Corporation shall itself pay or provide for the payment of such Additional Benefits to you, your dependents and your beneficiaries). Without otherwise limiting the purposes or effects of the provisions under the caption "No

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Mitigation Obligation," infra, Additional Benefits to which you are entitled pursuant to the first sentence of this subparagraph (v) shall be reduced to the extent you actually receive comparable Additional Benefits from another employer during such period following your Termination Date, and you shall report to the Corporation any such benefits actually received.

(vi) Post-Retirement Life Insurance Benefit.  If on your Termination
Date you are not eligible - or, if eligible, you have elected not to - retire pursuant to subparagraph (ix) of this Article III, in lieu of your entitlement at retirement to receive benefits of any kind under the Corporation's Executive Life Insurance Plan, which entitlement, upon your receipt of the benefit herein provided, hereby is waived in full, you shall receive, as soon as practicable after your Termination Date, a fully paid policy in the face amount and determined in accordance with Item P in Attachment A, and the Corporation shall pay to or on your behalf the cash benefit, also determined in accordance with Item P in Attachment A.

           If on your Termination Date you are eligible, and elect, to retire pursuant to subparagraph (ix) of this Article III, you shall receive the policy and cash benefit determined in accordance with Item P of Attachment A, provided, however, that such policy and the related cash payment shall not be distributed or made until such policy would have been distributed under the terms of the Executive Life Insurance Plan or its successor(s), as in effect on the day immediately preceding the date of the Change in Control.

(vii) Prorata Incentive Pay.  In lieu of your having any entitlement
(which entitlement, upon your receipt of the benefit herein provided, hereby is waived in full) to receive payments or other compensation under the terms of the Executive Management Incentive Plan or the Management Incentive Plan (or successor plan[s] or program[s]) in respect of your employment during the year that includes your Termination Date, you shall receive an amount equal to Prorata Incentive Pay (determined in accordance with Item Q in Attachment A).

   (viii)  (a)   Creditable Service for Retirement.  For purposes of
determining your creditable service under the Corporation's various retirement plans, including without limitation any agreement(s) with you providing retirement income, you shall receive additional creditable service, based on your age on your Termination Date, as follows:

                 (1)   Age 50 - 54:   as if you had been employed until you
                                      were 60;
                 (2)   Age 55 - 59:   as if you had been employed until you
                                      were 62; and
                 (3)   All others:    three (3) additional years,

provided, however, that such creditable service shall not be greater than the number that is equal to the number of months (calculated in accordance with the terms of the applicable plan) between (i) your Termination Date and
(ii) the date on which you would attain the mandatory retirement age in effect at the time of the Change in Control. Your rights under such programs and plans shall be governed by the terms thereof and, except as

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herein expressly provided, shall not be enlarged hereunder or otherwise affected hereby.

     (b) Final Average Compensation for Retirement. For purposes of determining your final average compensation under the Corporation's various plans (including without limitation any agreement(s) with you) providing retirement income, the amount of Severance Pay provided for in subparagraph
(i) of this Article III shall be included, and the payments made pursuant to subparagraph (i) shall be deemed to have been made over the number of annual periods equal to the multiple used to determine the gross amount of your Severance Pay, provided, however, that your final average compensation shall not include amounts paid or payable pursuant to subparagraph (iv) (to the extent they are an Additional Vacation Equivalent) and subparagraph (vii) of this Article III.

    (ix) Special Proviso for Those Eligible to Retire. If on your Termination Date you are eligible to retire under the provisions of any of the Corporation's retirement plans (excluding any special, temporary early retirement amendment[s]), as in effect either on the day immediately preceding the Change in Control or on your Termination Date, you may elect to retire on your Termination Date by giving the Corporation written notice as provided in this subparagraph (ix). Not later than two (2) business days following, but not including, the date on which Notice of Termination is given (whether by you or by the Corporation), the Corporation shall advise you in writing of your right herein provided to elect to retire. If you wish to exercise that right, you must so advise the Cor-poration prior to your Termination Date on an election form it provides and in the manner prescribed under Article X.

          If and only if you make this election, your retirement will be deemed to have occurred simultaneously with your Termination Date (provided, however, that the "effective date" of such retirement for purposes of such retirement plans shall be as provided under such plans), and, instead of your having the rights provided in this Article III, your rights shall be governed by the retiree (or any specific change in control) provisions of the respective, applicable plans (as to each, on the terms most favorable to you under such plan [excluding any special, temporary early retirement amendment(s)]) as in effect either immediately preceding the Change in Control or on your Termination Date), provided, however, that if you make the election herein afforded, you shall still receive the payments called for in subparagraphs (i) and (ii)(a), (ii)(c) and (iii), and the benefits described in subparagraph (viii).

           There shall be no right of setoff or counterclaim in respect of any claim, debt or obligation against any payment to, or benefit for, you provided for in this Agreement, except as expressly provided in subsection (v).

           Without limiting your rights to arbitration, at law or in equity, if the Corporation fails on a timely basis to make any payment required to be made pursuant to provisions under this Article III, the Corporation shall pay interest on the amount thereof at an annualized rate of interest equal to

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three percent (3%) above the then-applicable Prime Rate ("Prime Rate" means the rate of interest publicly announced by Morgan Guaranty Trust Company of New York in New York City from time to time as its prime rate).


IV.  Certain Tax Payments by the Corporation

     Notwithstanding anything in the Agreement to the contrary, in the event of (a) your Termination during the Change in Control Period and (b) the determination (as hereinafter provided) that any required payment by the Corporation to or for your benefit, whether paid or payable pursuant to the terms of the Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, stock appreciation right, or similar right, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing including without limitation acceleration of the termination of Share Retention Agreements under the Corporation's Long-Term Incentive Plan (individually and collectively, Payment), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (Code) or any successor provision thereto by reason of the Payment's being considered "contingent on a change in ownership or control" of the Corporation within the meaning of Section 280G of the Code (or any successor provision thereto), or any interest or penalties with respect to such excise tax (collectively, Excise Tax), then you shall be entitled to receive an additional payment or payments (individually or collectively, Tax Assistance Payment), which shall include an amount such that, after you pay (1) all taxes (including any interest or penalties imposed with respect to such taxes) and (2) any Excise Tax imposed upon the Tax Assistance Payment, you retain so much of the Tax Assistance Payment as is equal to the Excise Tax imposed on the Payment.

          Subject to the provisions hereinafter concerning your providing notice of a claim by the Internal Revenue Service, all determinations required to be made under these provisions, including whether an Excise Tax is payable by you, the amount of such Excise Tax and whether the Corporation is required to pay you a Tax Assistance Payment and the amount of such Tax Assistance Payment, if any, shall be made by a nationally recognized accounting firm you, in your sole discretion, select (Accounting Firm). You shall direct the Accounting Firm to submit its determination and detailed supporting calculations to both you and the Corporation within thirty (30) days after the Termination Date, if applicable, and any such other time or times as you or the Corporation may request. If the Accounting Firm determines that any Excise Tax is payable by you, the Corporation shall pay the required Tax Assistance Payment to you within ten (10) business days after the Corporation receives such determination and calculations with respect to any Payment to you.

          Any federal tax returns you file shall be prepared and filed on a basis consistent with the determination of the Accounting Firm with respect to the Excise Tax payable by you. If the Accounting Firm determines that you are required to pay no Excise Tax, it shall (at the same time it makes such determination) furnish you and the Corporation an opinion that you have substantial authority not to report any Excise Tax on your federal income tax return. However, in view of uncertainty concerning application of Section 4999 of the Code (or any successor provision thereto) at the time of any

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determination made hereunder by the Accounting Firm, it is possible that a Tax
Assistance Payment that should have been made by the Corporation will not have been made (Underpayment), consistent with the calculations required to be made hereunder. In the event the Corporation exhausts or fails to pursue its remedies pursuant to the provisions concerning notice of a claim by the Internal Revenue Service, and you thereafter are required to make a payment of any Excise Tax, you shall direct the Accounting Firm to determine the amount of the Underpayment and to submit its determination and detailed supporting calculations as promptly as possible both to you and to the Corporation, which shall pay the amount of such Underpayment to you or for your benefit within ten (10) business days following the Corporation's receipt of such determination and calculations.

          Each of you and the Corporation shall provide the Accounting Firm access to and copies of any books, records and documents in your or its possession, as the case may be, reasonably requested by the Accounting Firm, and shall otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination and calculations required or contemplated hereunder.

          The Corporation shall bear the fees and expenses of the Accounting Firm for services hereunder. If, for any reason, you initially pay such fees and expenses, the Corporation shall reimburse you the full amount of the same within ten (10) business days following receipt from you of a statement and reasonable evidence of your payment thereof.

          You shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the Corporation to pay a Tax Assistance Payment. You shall give such notification as promptly as practicable, but in no event later than the tenth (10th) business day next following your receipt of such claim, and you further shall apprise the Corporation of the nature of such claim and the date on which it is required to be paid (in each case, to the extent known to you). You shall not pay or otherwise satisfy such claim prior to the earlier of (a) the expiration of the thirty (30)-calendar-day period next following the date on which you give notice to the Corporation or (b) the date any payment of the amount with respect to such claim is due. If the Corporation notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall:

(1) provide the Corporation any written records or documents in your possession relating to such claim and reasonably requested by the Corporation;

(2) take such action in connection with contesting such claim as the Corporation reasonably shall request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Corporation;

(3) cooperate with the Corporation in good faith in order effectively to contest such claim; and

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(4)    permit the Corporation to participate in any proceedings relating to such claim, provided, however, that the Corporation directly shall bear and pay all costs and expenses (including without limitation, interest and penalties) incurred in connection with such contest and shall indemnify you and hold you harmless, on an after-tax basis, from and against any and all Excise Tax or income tax (including without limitation, interest and penalties with respect thereto), imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing, the Corporation shall control all proceedings taken in connection with the contest of any claim contemplated by these provisions and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided, however, that you may participate therein at your own cost and expense) and may, at its option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Corporation shall determine; provided, however, that if the Corporation directs you to pay the tax claimed and to sue for a refund, the Corporation shall advance the amount of such payment to you, and pay on a current basis all costs of litigation, including without limitation attorneys' fees, on an interest-free basis and shall agree to and shall indemnify you and hold you harmless, on an after-tax basis, from any Excise Tax or income tax, including without limitation, interest and penalties with respect thereto, imposed with respect to such advance; and provided further, however, that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Corporation's control of any such contested claim shall be limited to issues with respect to which a Tax Assistance Payment would be payable hereunder, and you shall be entitled to settle or to contest, as the case may be, any other issue(s) raised by the Internal Revenue Service or any other taxing authority.

          If, after you receive an amount advanced by the Corporation pursuant to provisions of the last full paragraph, you receive any refund with respect to such claim, you shall (subject to the Corporation's complying with any applicable provisions of the same paragraph) promptly pay to the Corporation the amount of such refund (together with any interest paid or credited thereon after any taxes applicable thereto). If, after you receive such an amount advanced by the Corporation, a determination is made that you shall not be entitled to any refund with respect to such claim and the Corporation does not notify you in writing of its intent to contest such denial or refund prior to expiration of thirty (30) calendar days after such determination, then such advance shall be forgiven and shall not be required to be repaid, and the amount of such advance shall offset, to the extent thereof, the amount of the Tax Assistance Payment the Corporation is required to pay you hereunder.

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     V.   No Mitigation Obligation

          You and the Corporation agree that payments made by the Corporation pursuant to this Agreement will be liquidated damages (and in lieu of any claim for any breach whatsoever of this Agreement by the Corporation) and that you will not be required to mitigate the amount of any such payment by seeking other employment or otherwise, nor shall any profits, income, earnings or other benefits from any source whatsoever, other than from Competing Employment, create any mitigation, offset reduction or other obligation on your part hereunder or otherwise, except as expressly provided in the materials, supra, concerning Additional Benefits.


     VI.  Arbitration

          Except as otherwise expressly provided under the caption "Certain Tax Payments by the Corporation," any controversy or claim between you and the Corporation arising out of or relating to the existence, enforceability, terms or application of this Agreement or any breach or alleged breach thereof, shall be settled by three (3) arbitrators, one of whom shall be appointed by the Corporation, one by you and the third of whom shall be appointed by the first two arbitrators. If the first two arbitrators cannot agree on the third arbitrator required to be appointed hereunder, then such arbitrator shall be appointed by the Chief Judge of the United States District Court for the district having jurisdiction of the city or other municipality in which the arbitration is to be held. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association, except with respect to the selection of arbitrators, which shall be as hereinbefore provided. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall have no authority to award punitive, incidental or consequential damages, and they shall apply the substantive law of the Commonwealth of Virginia in reaching a decision.

          If you determine in good faith to retain legal counsel and/or to incur other reasonable costs or expenses in connection with any such arbitration or to enforce any or all of your rights under this Agreement or under any arbitration award, the Corporation shall pay all such attorneys' fees, costs and expenses you incur in connection with non-frivolous applications to interpret or enforce your rights, including enforcement of any arbitration award in court, regardless of the final outcome. In addition, during the pendency of such arbitration, the Corporation will continue to pay you, with the customary frequency, the greater of your Base Pay as in effect immediately prior to the Change in Control or immediately prior to your Termination and to provide Benefits until the controversy or claim finally is resolved in accordance herewith. These payments and the provision of Benefits hereunder shall be in addition to, and not in derogation or mitigation of any other payment or benefit due you under this Agreement.

          Notwithstanding any other provision hereof, the parties' respective rights and obligations under this Caption will survive a termination or expiration of this Agreement or the Termination of your employment for any reason whatsoever.

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   VII.  Employment Rights

         Nothing expressed or implied in this Agreement shall create any right or duty on your part or that of the Corporation to have you remain in the employment of the Corporation prior to or following any Change in Control.


  VIII.  Withholding of Taxes

         The Corporation may withhold from any amounts payable under this Agreement all federal, state, city, local or other taxes as shall be required pursuant to any law or governmental regulation or ruling.


    IX.  Personal Nature of Agreement

         This Agreement is personal in nature, and neither you nor the Corporation (except as provided under the caption "Binding on Successors"), without the prior written consent of the other, shall assign or transfer any of its rights, or delegate any of its duties or obligations, except as expressly provided under this caption. Without limiting the generality and effect of the foregoing, your right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than by a transfer by will or by the laws of descent and distribution; in no event shall the Corporation have any obligation or liability to recognize or honor any attempted assignment or transfer that is contrary hereto.


     X.  Notice

         For all purposes of this Agreement, except as otherwise expressly provided in subparagraph (ix) of Article III, all communications, including without limitation, notices, consents, requests and approvals, provided for herein shall be in writing and shall be deemed to have been duly given when
(1) actually delivered or (2) if mailed, five (5) business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid,

(i)  if to the Corporation, to the attention of its Corporate
Secretary at its principal executive office at the time, and

(ii) if to you, at the address at the time on file with the Corporation as your principal residence address, or

(iii) in either case, to such other address as either the Corporation or you shall have furnished the other in writing and in accordance herewith, provided, however, that notices of change of address hereunder shall be effective only upon actual receipt.




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    XI.  Governing Law

         The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Commonwealth of Virginia, without giving effect to the Commonwealth's principles of conflicts of law, save those permitting the parties to an agreement to stipulate the substantive law applicable to the agreement and the procedural law applicable to suits, actions or proceedings relating to it.


   XII.  Validity/Severability

         If any provision of this Agreement or the application of any provision hereof to any person (including a Person) or circumstance is held invalid, illegal or unenforceable, the remainder of this Agreement and the application of such provision to any other person (including a Person) shall not be affected, and the provision(s) so held to be invalid, illegal or unenforceable shall be reformed or excised in good faith by the Corporation, without the necessity of your agreeing thereto, to the extent (and only to the extent) necessary to make it or them valid, legal or enforceable.


   XIII.  Miscellaneous


          No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in a writing signed by you and the Corporation. No waiver by either party hereto at any time of any breach or of compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.


    XIV.  Counterparts

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute but one and the same instrument.

     IN WITNESS WHEREOF, the Board of Directors of the Corporation has directed that this Agreement be executed and delivered on its behalf by one or more officers of the Corporation thereunto duly authorized, as of the day and year first above written, and you have indicated your acceptance of and intent to be bound by this Agreement in the space provided below.

                                     135

                               NORFOLK SOUTHERN CORPORATION


                               By__________________________________

                               Name:  H. C. Wolf

                               Title:  EVP Finance









ATTEST

     {SEAL}

____________________________________
          Corporate Secretary



                               Accepted:

                               By____________________________________

                               Name:_________________________________
                                    (Please print full name)

                               Being the same individual named
                               in the preamble hereto and
                               referred to as "You" in the text.